EMAIL:  SFeldman@olshanlaw.com

DIRECT DIAL:  212.451.2234

December 24, 2014

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Esq.,

Branch Chief

Re:	First Priority Tax Solutions Inc. Registration Statement on Form S-11 Filed October 15, 2014 File No. 333-199336

Ladies and Gentlemen:

On behalf of First Priority Tax Solutions Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-11 (the “Amendment”), for the registration of 4,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

This letter also sets forth the response of the Company to the comments provided by the staff of the Commission in its comment letter dated November 14, 2014 with respect to the Registration Statement filed by the Company on October 15, 2014.

Courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Rahul Patel, Esq., Staff Attorney) in the review of the foregoing documents.

To facilitate the staff’s review, the Commission’s comments are reproduced below with each of the Company’s responses. All page numbers referred to in this letter correspond to the page numbers of the Amendment.

December 24, 2014

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. There have not been, nor does the Company expect there to be, research reports about the Company published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

2.

Please revise to move your table of contents to the inside front cover page of your prospectus, and to move your prospectus cover page to the outside front cover page of your prospectus. Refer to Items 501(b) and 502(a) of Regulation S-K.

Response: As noted by the staff, the table of contents and the prospectus cover page have been reversed to be in the correct order.

Prospectus Cover Page, page 3

3.	We note your cross-reference to the Risk Factors section on pages 3 and 7 indicates that the section begins on page 6. We further note that your Risk Factors section begins on page 9. Please revise.

Response: The page numbers have been corrected with the prospectus summary beginning on page 4.

Summary Risk Factors, page 6

4.	Please add a summary risk factor discussing the risks related to your limited operating history as discussed in your risk factor on page 9.

Response: As requested by the staff, the first summary risk factor on page 9 relates to the Company’s limited operating history.

Risk Factors, page 9

5.

We note your disclosure on page 33 that you received $85,000 in debt financing. Please include a risk factor, as applicable, discussing any risks related to the impact of your indebtedness upon your ability to operate your business such as liquidity concerns. We note that the promissory note is due on June 1, 2016.

Response: In response to the staff’s comment, a new risk factor has been added to page 10 to address the risks presented by the Company’s $85,000 promissory note issued to Holly1 LLC.

December 24, 2014

Liquidity and Capital Resources, page 31

6.	We note your disclosure on page 31 that the private placement in May and June of 2014 was not specifically or solely intended to raise financing. Please explain what you mean by this statement.

Response: The Company has removed this sentence as it is no longer relevant. Originally, a partial reason for the financing was to raise funds from persons who might be able to assist the Company with referrals for property acquisitions (this is alluded to on page 32). However, the Company does not expect that to be the case with the investors.

7.

We note your disclosure on page 33 that Holly1 LLC is an unaffiliated third party. Please describe the nature of this entity, including the name of its principal(s), and clarify whether any of its principals are affiliated third parties.

Response: As requested by the staff, a sentence has been added on page 33 to disclose that Holly1 is an investment vehicle for Rebecca McKinnon, who is a business acquaintance of management and not affiliated with the company.

Business, page 36

8.	Please revise your disclosure to explain how you intend to finance your future acquisitions.

Response: In response to this comment, language has been added to describe how the Company intends to finance its future acquisitions through mortgages and stock sales. See page 37.

9.

Please expand upon your disclosure in this section to provide your specific plan of operation for the next twelve months, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.

Response: As requested by the staff, a new subsection titled “Plan of Operation” has been added to page 38 describing the Company’s planned operations over the next 12 months.

10.

Please revise your disclosure to describe how you intend to manage your real estate. To the extent you have entered into any arrangements for the selection or management of your real estate, please disclose the information required by Item 24 of Form S-11.

Response: As required by Item 24 of Form S-11, disclosure has been added to page 38 at the end of “Real Estate Activities and Operations” to state that the Company’s two officers have directed all aspects of the Company’s real estate operations, and are expected to continue in that role for the foreseeable future.

December 24, 2014

Real Estate Activities and Operations, page 38

11.

We note your disclosure that you purchased two residential properties in July 2014, cleaned and repaired them, and sold them in August 2014. We further note your disclosure regarding your investment policy on page 41, indicating that you do not intend to “flip” properties. Please reconcile these disclosures and clarify whether your operations to date are representative of the manner in which you intend to acquire property in the future.

Response: In response to the staff’s comment, disclosure has been added following the descriptions of the two single-family house acquisitions on page 38 to the effect that these transactions are not necessarily representative of the Company’s intended manner of acquisition or disposition. Although the Company does not intend to routinely “flip” its properties, it may be presented with opportunities from the Land Bank to renovate dilapidated properties within short timeframes.

12.	Please provide the tax-related disclosure required by Item 15(h) of Form S-11 for the properties identified in this section.

Response: As required by Item 15(h) of Form S-11, disclosure with regard to realty taxes has been added on page 38 concerning the properties.

13.

We note that you acquired a light industrial facility on July, 2014 with funds from a note entered into in June 2014 in contemplation of this acquisition. We also note that the property is vacant as of October 10, 2014. Please tell us the leasing status of the property on the date of acquisition and how you assessed whether financial statements for the property were required pursuant to Rule 8-06 of Regulation S-X.

Response: In accordance with Rule 8-06(a) of Regulation S-X, the Stanley Avenue property was purchased from a non-related party, the Bank of Scotland, which had previously foreclosed on the property and the one year audited statements were not prepared because the Stanley Avenue property had been vacant, idle and portions were being tested for potential contamination during the prior year. Pursuant to Rule 8-06, the Company determined that financial statements for the property were not required as a result of the foregoing factors.

1784 Stanley Avenue, Dayton, Ohio, page 38

14.

Please expand upon your disclosure to discuss whether you intend to renovate or improve the property before it can be sold or leased. Please also describe the general competitive conditions to which this property is subject. Refer to Item 14(d) and (e) of Form S-11.

Response: As required by Item 14(d) and (e) of Form S-11, additional disclosure has been added on page 38 to describe the Company’s renovations at the Stanley Avenue property and the competitive conditions to which this property is subject.

December 24, 2014

15.

We note your disclosure that this property is being marketed for redevelopment, sale, or lease. Please expand upon your disclosure to describe in more detail the efforts being taken to market this property.

Response: As requested by the staff, additional disclosure has been added to page 38 describing the Company’s marketing efforts for this property, including the engagement of a real estate firm and assistance from the City of Dayton’s economic development office.

Investment Policies and Policies With Respect to Certain Activities, page 41

16.	Please provide the disclosure required by Item 25 of Form S-11.

Response: As required by Item 25 of Form S-11, disclosure as to the Company’s related party policies and transactions has been added to page 41.

Management, page 42

17.	Please revise your disclosure to clarify whether Messrs. Heitz and Ireland continue to be employed by Garrett LLC and Miller-Valentine GEM Real Estate Group, respectively.

Response: Disclosure concerning the continued employment of the Company’s two officers at their respective firms has been clarified on pages 42 and 43.

Financial Statements

Note 9 – Subsequent Events, page F-16

18.	Please revise to include discussion of the acquisitions and dispositions of real property including any gain or loss recorded.

Response: The Company has updated its financial statements through September 30, 2014, which include discussion of the acquisitions and dispositions of real property including any gain or loss recorded.

General

*     *     *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

December 24, 2014

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc: Rahul Patel, Esq., Staff Attorney